Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Earnings:
Pretax income	$66,578	74,963	$266,622	$187,370
Add fixed charges as adjusted (from below)	45,408	41,645	132,162	128,836
	$111,986	$116,608	$398,784	$316,206

Fixed charges:
Interest expense:
Corporate	$41,291	$38,106	$121,129	$117,581
Amortization of deferred financing costs	1,463	1,402	4,344	4,407
Portion of rent representative of interest	2,654	2,137	6,689	6,848
Fixed charges	$45,408	$41,645	$132,162	$128,836
Ratio (earnings divided by fixed charges)	2.47	2.80	3.02	2.45